UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Q HOLDINGS, INC. (f/k/a Grace 2, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Cephalon, Inc.

41 Moores Road

Frazer, PA 19355

Attention: General Counsel

(610) 344-0200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1	Name of Reporting Persons: Cephalon, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,056,641*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,056,641*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,056,641*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented in Row (11) 34.6%

14	Type of Reporting Person (See Instructions) CO

*                                         Consists of (i) 3,685,547 shares of common stock of Q Holdings, Inc. and (ii) 7,371,094 shares of common stock of Q Holdings, Inc. subject to exercisable warrants.

CUSIP No. None

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Q Holdings, Inc. (f/k/a Grace 2, Inc.), a Delaware corporation (the “Company” or “Issuer”).  The Company’s principal executive offices are located at 615 Arapeen Drive, Suite 102, Salt Lake City, UT 84108.

Item 2.	Identity and Background

(a) - (c) and (f).  This Schedule 13D is being filed by Cephalon, Inc. (“Cephalon” or the “Reporting Person”), a Delaware corporation and wholly-owned subsidiary of Teva Pharmaceuticals Industries Limited (“Teva”).  Cephalon is a global biopharmaceutical company dedicated to discovering, developing and bringing to market medications to improve the quality of life of individuals around the world.  Since its inception in 1987, Cephalon’s strategy is to bring first-in-class and best-in-class medicines to patients in several therapeutic areas, with a particular focus on central nervous system disorders, pain, oncology, inflammatory disease and regenerative medicine. In addition to conducting an active research and development program, Cephalon markets numerous branded and generic products around the world.  The address of its principal place of business and of its principal office is 41 Moores Road, Frazer, Pennsylvania 19355.

Teva is an Israeli corporation and a leading global pharmaceutical company that develops, produces and markets affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients.  Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on neurological, respiratory and women’s health therapeutic areas as well as biologics.  The address of its principal place of business and of its principal office is 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel.

The name, residence or business address, citizenship and present principal occupation of each executive officer and director of Cephalon and Teva is set forth in Annex A hereto, which is incorporated by reference.

(d) - (e).  During the last five years, neither Cephalon, Teva, nor, to the best of its knowledge, any person listed in Annex A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock and warrants to purchase shares of Common Stock to which this Schedule 13D relates were purchased by Cephalon using its investment capital.  The aggregate purchase price of the 3,685,547 shares of Common Stock and 7,371,094 shares of Common Stock subject to exercisable warrants acquired by Cephalon was $3,685,547.

Item 4.	Purpose of Transaction

Cephalon purchased its interests in the Company for investment purposes.  In connection with Cephalon’s acquisition of its interests in the Company, Cephalon entered into an Agreement for Right of First Negotiation (the “Agreement”) with Q Therapeutics, Inc., a Delaware corporation and subsidiary of the Company (the “Q Therapeutics”).  Pursuant to the Agreement, Q Therapeutics granted Cephalon a right of first negotiation to license certain technology owned by Q Therapeutics.  Although Cephalon has no current plans to do so, Cephalon in the future may negotiate with Q Therapeutics for a license to such technology.

Item 5.	Interest in Securities of the Issuer

(a)  Cephalon beneficially owns 11,056,641 shares of Common Stock of the Company, including 7,371,094 shares of Common Stock subject to exercisable warrants.  Such shares of Common Stock represent approximately 34.6% of the outstanding Common Stock (based upon 24,557,632 shares of Common Stock issued and outstanding as reported by the Company to Cephalon as of October 13, 2011).  As of the date of this filing, neither Teva nor any executive officer or director of Cephalon or Teva beneficially owns any shares of Common Stock of the Company.

(b)  Cephalon has sole dispositive and voting power with respect to the 11,056,641 shares of Common Stock.  To the best of

Cephalon’s knowledge, this Item 5(b) does not apply to Teva or any person named in Annex A hereto.

(c)  Except as described in this Schedule 13D, neither Cephalon nor, to the best of Cephalon’s knowledge, Teva or any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with Cephalon’s acquisition of its interests in the Company, Cephalon entered into a Registration Rights Agreement, dated as of October 6, 2011, with the Company (the “Registration Rights Agreement”).  The Registration Rights Agreement provides for, among other things, certain customary registration rights for the shares of Common Stock and the shares subject to warrants to purchase shares of Common Stock held by Cephalon.  The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
1. Registration Rights Agreement, dated as of October 6, 2011, by and among the Company, Cephalon, Inc., and each other signatory thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

CEPHALON, INC.

	By	/s/ Brian Shanahan
Name: Brian Shanahan
Title: Assistant Secretary

Annex A

EXECUTIVE OFFICERS AND DIRECTORS OF CEPHALON AND TEVA

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Cephalon and Teva is set forth below.

Cephalon:

Executive Officers:

Name	Citizenship	Position/Present Principal Occupation or Employment Name and Business Address

William S. Marth	US	President, 1090 Horsham Road, North Wales, PA 19454

Deborah A. Griffin	US	Vice President of Finance, 1090 Horsham Road, North Wales, PA 19454

Austin Kim	US	Secretary, 425 Privet Road, Horsham, PA 19044

Frank V. Kimick	US	Treasurer, 1070 Horsham Road, North Wales, PA 19454

Brian E. Shanahan	US	Assistant Secretary, 425 Privet Road, Horsham, PA 19044

Steve White	US	Assistant Treasurer, 1070 Horsham Road, North Wales, PA 19454

Directors:

Name		Position/Present Principal Occupation or Employment Name and Business Address

Shlomo Yanai	Israel	CEO and President, Teva, 5 Basel Street, Petach Tikva, Israel

William S. Marth	US	Corp. Vice President and President Teva Americas, 1090 Horsham Road, North Wales, PA 19454

Richard Egosi	Israel/US	Corp. Vice President and Chief Legal Officer, Teva, 5 Basel Street, Petach Tikva, Israel

Deborah A. Griffin	US	Vice President of Finance, Teva Americas,1090 Horsham Road, North Wales, PA 19454

Teva:

Executive Officers:

Name		Position/Present Principal Occupation or Employment Name and Business Address

Shlomo Yanai	Israel	CEO and President, 5 Basel Street, Petach Tikva, Israel

William S. Marth	US	Corp. Vice President and President Teva Americas, 1090 Horsham Road, North Wales, PA 19454

Arik Yaari	Israel	Corp. Vice President, TGS, 5 Basel Street, Petach Tikva, Israel

Dr. Gerard Van Odijk	Netherlands	Corp. Vice President and President Teva Europe, Computerweg 10, 3542 DR Utrecht The Netherlands

Kevin Buchi	US	Corp. Vice President, GBP, 41 Moores Road, Frazer, PA 19355

Dr.Ben-Zion Weiner	Israel	Chief R&D Officer, 5 Basel Street, Petach Tikva, Israel

Eyal Desheh	Israel	CFO, 5 Basel Street, Petach Tikva, Israel

Isaac Abravanel	Israel	Corp. Vice President, HR, 5 Basel Street, Petach Tikva, Israel

Prof. Itzhak Krinsky	Israel	Corp. Vice President, Business Development, 5 Basel Street, Petach Tikva, Israel

Moshe Manor	Israel	Corp. Vice President, Asia, 5 Basel Street, Petach Tikva, Israel

Richard Egosi	Israel/US	Corp. Vice President and Chief Legal Officer, 5 Basel Street, Petach Tikva, Israel

Directors:

Name		Position/Present Principal Occupation or Employment Name and Business Address

Dr. Phillip Frost	US	Chairman, 5 Basel Street, Petach Tikva, Israel

Roger Abravanel	Italy	Director, 5 Basel Street, Petach Tikva, Israel

Prof. Elon Kohlberg	US	Director, 5 Basel Street, Petach Tikva, Israel

Erez Vigodman	Israel	Director, 5 Basel Street, Petach Tikva, Israel

Abraham E. Cohen	US	Director, 5 Basel Street, Petach Tikva, Israel

Amir Elstein	Israel	Director, 5 Basel Street, Petach Tikva, Israel

Prof. Roger Kornberg	US	Director, 5 Basel Street, Petach Tikva, Israel

Prof. Moshe Many	Israel	Vice Chairman, 5 Basel Street, Petach Tikva, Israel

Chaim Hurvitz	Israel	Director, 5 Basel Street, Petach Tikva, Israel

Ory Slonim	Israel	Director, 5 Basel Street, Petach Tikva, Israel

Dan S. Suesskind	Israel	Director, 5 Basel Street, Petach Tikva, Israel

Dr. Leora (Rubin) Meridor	Israel	Director, 5 Basel Street, Petach Tikva, Israel

Joseph Nitzani	Israel	Director, 5 Basel Street, Petach Tikva, Israel